U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


                           SEC FILE NUMBER: 1-9848

                           CUSIP NUMBER:  141740209



[  ]  Form 10-K and /Form 10-KSB   [  ]  Form 20-F  [  ] Form 11-K  [ X]
Form 10-Q and Form 10-QSB [  ] Form N-SAR


     For period ended September 30, 1999
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For transition period ended:  Not Applicable

     Read Attached Instruction Sheet Before Preparing Form.   Please Print
or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Not Applicable


PART I -- REGISTRANT INFORMATION

     Full Name of Registrant: Caretenders Health Corp.
     Former Name if Applicable:    Senior Service Corp.
     Address of Principal Executive Office:  100 Mallard Creek Road
                                             Suite 400
                                             Louisville, Kentucky 40207

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25, the following should be completed.
     (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject Annual Report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)  The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          On November 12, 1999, the Company completed the sale of certain assets of its home infusion therapy and home medical equipment units to Lincare Holdings, Inc. for $14.1 million. The Company intends to account for the sale of its home infusion therapy and home medical equipment operations as discontinued operations on its September 30, 1999 quarterly financial statements. In view of the fact this significant asset sale was so recently completed, the Company needs additional time to complete quarterly financial statements which reflect the transaction.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          C. Steven Guenthner                502/891-1042

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

                                          [X]  Yes       [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X]  Yes       [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See the attached press release.

     Caretenders Health Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      November 12, 1999        By:  /s/ C. Steven Guenthner
          -----------------             -----------------------
                                        C. Steven Guenthner
                                        Senior Vice President and Chief
                                        Financial Officer